UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated July 28, 2006

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosures: RHODIA ANNOUNCES A €595.125 MILLION CONVERTIBLE BOND OFFERING

FOR DISTRIBUTION ONLY IN THE UNITED STATES

RHODIA ANNOUNCES A €595.125 MILLION CONVERTIBLE BOND OFFERING

Paris, April 20, 2007 –Rhodia announces a €595.125 million offering of bonds convertible and/or exchangeable for new and/or existing shares, corresponding to 12,372,661 bonds, following the full exercise of the over-allotment (greenshoe) option by the Global Coordinators, Joint Lead Managers and Joint Bookrunners.

The nominal value of each bond corresponds to €48.10, providing a premium of 42% above the reference price(1) of Rhodia shares on Eurolist by Euronext Paris after taking into account the conversion/exchange rate. The bonds will give the right to the allotment of new and/or existing Rhodia shares at the rate of twelve shares for one bond, subject to any further potential adjustments.

The bonds will bear interest at the annual rate of 0.5% and will be redeemed at a price of €54.46, which represents 113.22% of their nominal value, on January 1, 2014, corresponding to a yield-to-maturity of 2.35%. The bonds may be redeemed before January 1, 2014, at the option of Rhodia or the bond holders under certain conditions.

The proceeds of the bond offering will be used for the early redemption of the:

-

Euro-denominated 9.25% senior subordinated notes due 2011 (€235 million)

-

USDollar-denominated 8.875% senior subordinated notes due 2011 ($302 million)

-

Euro-denominated 8% senior notes due 2010 (€97 million)

-

USDollar-denominated 7.625% senior notes due 2010 ($3 million)

The total outstanding principal amount of these tranches amounts to approximately €560 million. Early redemption premiums are contractually defined and amount to approximately €25 million.

The bonds will only be listed on Eurolist by Euronext Paris. Settlement-delivery of the bonds is scheduled to take place on April 27, 2007.

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for securities in the United States. The securities referred to herein have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135c of the Securities Act of 1933.

(1) This reference price is equal to the volume weighted average share price of the Rhodia share on the Eurolist market of Euronext Paris from the opening of the market on April 19, 2007 until the time on which the final terms of the bonds are fixed, i.e., €2.8228.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2007	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer